[This reference is to an article from ZDNet available at https://www.zdnet.com/article/equifax-has-spent-242-7-million-on-its-data-breach-so-far/]

[This reference is to CtW Investment Group’s letter available at http://ctwinvestmentgroup.com/wp-content/uploads/2018/04/EFX_Shareholder-Letter_FINAL.pdf ]

[This reference is to an article from Vox available at https://www.vox.com/policy-and-politics/2018/4/30/17277172/equifax-data-breach-cfpb-elizabeth-warren-mick-mulvaney?utm_campaign=vox&utm_content=entry&utm_medium=social&utm_source=twitter ]

[This reference is to an article from Insurance Times available at https://www.insurancetimes.co.uk/cyber-saviours-insurers-paid-tens-of-millions-to-data-breach-firm-equifax-/1426989.article#.WudjkAHB0ao.twitter ]